The Bank of Yokohama, Ltd.
1-1 Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

March 7, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Financial Information for the 3rd quarter of the Fiscal Year ending March 31, 2005
2. Press Release dated February 28, 2005 (Notice of Repurchase of Stock)
3. Press Release dated February 28, 2005 (Notice of Repurchase of Stock through ToSTNeT-2)
4. Press Release dated March 1, 2005 (Notice regarding results of Repurchase of Stock through ToSTNeT-2)

In addition, attached as Annex A is a list of documents enclosed, and there is no Annex B.

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ______________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Financial Information for the 3rd quarter of the Fiscal Year ending March 31, 2005

(2) Press Release dated February 28, 2005 (Notice of Repurchase of Stock)

(3) Press Release dated February 28, 2005 (Notice of Repurchase of Stock through ToSTNeT-2)

(4) Press Release dated March 1, 2005 (Notice regarding results of Repurchase of Stock through ToSTNeT-2)

B. JAPANESE LANGUAGE DOCUMENTS

None

File No. 82-34814
Exhibit A-1

February.10,2005
The Bank of Yokohama. Ltd.

Summary of Financial Results for the3rd Quarter of the Fiscal Year ending March 31,2005(Consolidated)
平成17年3月期 第3四半期財務・業績の概況 (連結)

Company Name: The Bank of Yokohama Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

1. Accounting Policy

(1)Simplified accounting Method is not applied.
(2)There is no Change in accounting methods.
(3)Not changes in Scope of Consolidation and Application of the Equity Method.

2. Income Status

(Unit: Million of yen)

	Ordinary Income 経常収益	Ordinary Profit 経常利益	Net Income 四半期(当期)純利益
3rd Quarter FY2004	186,865	65,476	39,646
3rd Quarter FY2003	—	—	—
(Reference)FY2003	253,274	79,918	47,445

	Basic Net Income per Share 1株当たり四半期(当期)純利益	Diluted Net Income per Share 潜在株式調整後 1株当たり四半期(当期)純利益
3rd Quarter FY2004	¥29.39	¥27.04
3rd Quarter FY2003	—	—
(Reference)FY2003	¥40.49	¥32.71

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Capital Status

(Unit: Million of yen)

	Total Assets 総資産	Total Stockholders' Equity 株主資本	Capital ratio 株主資本比率	Stockholders' Equity per Share 1株当たり株主資本
3rd Quarter FY2004	10,332,258	574,849	5.5%	¥405.17
3rd Quarter FY2003	—	—	—	—
(Reference)FY2003	10,660,252	554,926	5.2%	¥393.00

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

〔Appendix〕

〔添付資料〕

1. Consolidated Balance Sheet *(Unaudited)*
1. 四半期連結貸借対照表

(Unit:millions of yen)

		3rd Quarter FY2004(A)	3rd Quarter FY2003(B)	Increase/(Decrease) (A)-(B)	FY2003 (Reference)
ASSETS:	(資産の部)				
Cash and due from banks	現金預け金	274,645			556,767
Call loans and bills bought	ｺｰﾙﾛｰﾝ及び買入手形	9,845			28,002
Commercial paper and other debts purchased	買入金銭債権	164,348			149,257
Trading assets	特定取引資産	53,430			121,130
Securities	有価証券	1,382,316			1,298,771
Loans and bills discounted	貸出金	7,842,303			7,946,846
Foreign exchanges assets	外国為替	6,188			8,080
Other assets	その他資産	124,480			109,851
Premises and equipment	動産不動産	143,298			145,114
Deferred tax assets	繰延税金資産	65,769			73,686
Negative goodwill	連結調整勘定	1,130			—
Customers' liabilities for acceptances and guarantees	支払承諾見返	336,657			307,039
Allowance for possible loan losses	貸倒引当金	(72,158)			(84,297)
Total Assets	資産の部合計	10,332,258			10,660,252
LIABILITIES :	(負債の部)				
Deposits	預金	8,950,474			9,125,942
Negotiable CDs	譲渡性預金	66,651			48,059
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	176,375			908
Trading liabilities	特定取引負債	1,963			2,617
Borrowed money	借用金	33,439			114,004
Foreign exchanges liabilities	外国為替	218			105
Bonds and notes	社債	86,000			85,999
Bonds with warrants	新株予約権付社債	—			53,176
Other liabilities	その他負債	79,113			339,829
Liability for employees' retirement benefits	退職給付引当金	75			62
Allowance under special laws	特別法上の引当金	—			0
Deferred tax liabilities for land revaluation	再評価に係る繰延税金負債	22,917			23,011
Negative goodwill	連結調整勘定	—			49
Acceptances and guarantees	支払承諾	336,657			307,039
Total Liabilities	負債の部合計	9,753,887			10,100,805
MINORITY INTERESTS STOCKHOLDERS' EQUITY:	(少数株主持分)				
Minority interests stockholders' equity	少数株主持分	3,521			4,520
STOCKHOLDERS' EQUITY:	(資本の部)				
Common stock and preferred stock	資本金	214,844			188,223
Capital surplus	資本剰余金	176,464			149,839
Retained earning	利益剰余金	151,837			154,132
Land revaluation surplus	土地再評価差額金	32,259			32,289
Net unrealized gain(loss) on available-for-sale securities	その他有価証券評価差額金	17,281			30,838
Foreign currency translation adjustments	為替換算調整勘定	(0)			(0)
Treasury stock	自己株式	(17,836)			(396)
Total stockholders' equity	資本の部合計	574,849			554,926
Total Liabilities, Minority Interests and Stockholders' Equity	負債、少数株主持分及び資本の部合計	10,332,258			10,660,252

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Statement of Income*(Unaudited)*
2. 四半期連結損益計算書

(Unit:millions of yen)

		3rd Quarter FY2004(A)	3rd Quarter FY2003(B)	Increase/(Decrease) (A)-(B)	FY2003 (Reference)
Income :	経常収益	186,865			253,274
Interest income	資金運用収益	128,982			175,914
Interest on loans and discounts	(うち貸出金利息)	116,544			159,831
Interest and dividends on investment securities	(うち有価証券利息配当金)	10,592			14,495
Fees and commissions	役務取引等収益	31,892			43,214
Trading profits	特定取引収益	682			771
Other operating income	その他業務収益	11,111			21,624
Other income	その他経常収益	14,196			11,751
Expenses :	経常費用	121,388			173,356
Interest expenses	資金調達費用	4,565			8,815
Interest on deposits	(うち預金利息)	1,690			2,577
Fees and commissions	役務取引等費用	5,957			8,558
Trading lossses	特定取引費用	53			−
Other operating expenses	その他業務費用	7,171			13,628
General and administrative expenses	営業経費	65,436			91,554
Other expenses	その他経常費用	38,203			50,798
Ordinary profit	経常利益	65,476			79,918
Special gains	特別利益	2,991			6,399
Special losses	特別損失	1,075			3,277
Income before income taxes and minority interests	税金等調整前四半期(当期)純利益	67,392			83,040
Current income taxes	法人税、住民税及び事業税	10,177			5,133
Deferred income taxes	法人税等調整額	17,140			29,661
Minority interests in net income	少数株主利益	426			800
Net income	四半期(当期)純利益	39,646			47,445

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Statement of Retained Earnings*(Unaudited)*
3. 四半期連結剰余金計算書

(Unit:millions of yen)

		3rd Quarter FY2004(A)	3rd Quarter FY2003(B)	Increase/(Decrease) (A)-(B)	FY2003 (Reference)
Capital surplus	(資本剰余金の部)				
Balance of capital surplus at beginning of year	資本剰余金期首残高	149,839			146,281
Increase	資本剰余金増加高	26,624			3,558
Conversion of CB which issued under the previous commercial low in Japan	旧商法に基づき発行された転換社債の転換による増加高	26,564			3,411
Issuance of common stock due to capital increase	増資による新株の発行	57			7
Increase due to merger	合併に伴う増加高	−			138
Increase due to merger	自己株式処分差益	2			−
Balance of capital surplus at end of interim term	資本剰余金四半期末(期末)残高	176,464			149,839
Retained earnings	(利益剰余金の部)				
Balance of retained earning at beginning of year	利益剰余金期首残高	154,132			113,613
Increase	利益剰余金増加高	39,677			47,708
Interim net income	四半期(当期)純利益	39,646			47,445
Increase due to transfer of land revaluation excess	土地再評価差額金の取崩による増加高	30			262
Decrease	利益剰余金減少高	41,972			7,189
Dividends	配当金	7,130			7,049
Retirement of treasury stock	自己株式消却額	34,842			−
Losses on disposition of treasury stocks	自己株式処分差損	−			1
Balance at end of term	合併に伴う減少高	−			138
Balance of retained earnings at end of interim term	利益剰余金四半期末(期末)残高	151,837			154,132

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

Financial Information for 3rd Quarter of the Fiscal Year ending March 31, 2005*(Unaudited)*

四半期情報の開示について

1. Income status (Non-consolidated)

(Unit:Billion of yen)

		3rd Quarter FY2004(9momths)	Anticipation FY2004
Gross operating income	業務粗利益	149.4	206.0
Gross operating income from domestic operations	国内業務部門利益	145.9	200.8
Interest income	資金利益	122.3	165.4
Fees and commissions	役務取引等利益	21.0	31.4
Trading profits	特定取引利益	0.7	
Other operating income	その他業務利益	1.9	3.3
Gross operating income from international operations	国際業務部門利益(外貨建部門)	3.5	5.2
Expenses	経費	63.7	87.0
Of which, personnel	うち人件費	22.2	29.6
Of which, facilities	うち物件費	36.8	50.9
Net business profit (before transfer to allowance for possible loan losses)	業務純益 (一般貸倒引当金繰入前)	85.7	119.0
Transfer to allowance for possible loan losses	一般貸倒引当金繰入	(1.7)	
Net business profit (after transfer to allowance for possible loan losses)	業務純益 (一般貸倒引当金繰入後)	87.4	
Unusual profits and losses	臨時損益	(22.7)	
Of which, disposal of bad debts	うち不良債権処理額	31.2	
(Including transfer to allowance for possible loan losses)	(一般貸倒引当金繰入を含む)	29.5	35.0
Of which,gains or losses on securities	うち株式関連損益	10.2	10.0
Of which, losses on devaluation of securities	うち株式等償却	0.2	
Ordinary profit	経常利益	64.7	92.0
Special gains and losses	特別損益	1.0	
Income taxes-deferred	法人税等(法人税等調整額を含む	26.3	
Net income	四半期(当期)純利益	39.4	55.0

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Credits disclosed under the Financial Reconstruction Law (Non-consolidated)

(Unit: Billion of yen, %)

	December 31 2004	September 30 2004	Mar. 31 2004 (Reference)
Unrecoverable or valueless claims 破産更生債権及びこれらに準ずる債権	31.7	35.6	43.8
Doubtful claims 危険債権	184.8	189.5	206.8
Claims in need of special caution 要管理債権	69.6	66.3	84.6
Total problem claims 要管理債権以下 計 A	286.2	291.4	335.3
Claims to borrowers in need of caution (excluding claims to borrowers in need of special caution) 要管理債権以外の要注意先債権	721.4	786.1	838.7
Claims to normal borrowers 正常先債権	7,000.5	6,593.8	6,944.9
Total normal claims 正常債権 計	7,722.0	7,379.9	7,783.7
Total claims 合計 B	8,008.2	7,671.3	8,119.0

	December 31 2004	September 30 2004	Mar. 31 2004 (Reference)
Percentage of claims in need of special caution or below 要管理債権以下の割合 A/B	3.6	3.8	4.1

3. Capital ratio (based on domestic standards)

	Mar.31 2005 (Planning)	Sep. 30 2004 (Results)	Mar. 31 2004 (Results)
Capital ratio (consolidated) 連結自己資本比率	11% around	10.97%	10.66%
Tier I capital ratio(consolidated) 連結 Tier I 比率	8% mid	8.33%	7.40%

4. Gains or Losses from valuation of marketable securities (Non-consolidated)

(Unit: billion yen) (Unit: Billion of yen)

	December 31 2004				September 30 2004				Mar. 31 2004 (Reference)			
	Market Value 時価	Gains or Losses from Valuation 評価差額			Market Value 時価	Gains or Losses from Valuation 評価差額			Market Value 時価	Gains or Losses from Valuation 評価差額		
			Gains うち益	Losses うち損			Gains うち益	Losses うち損			Gains うち益	Losses うち損
Other Securities その他有価証券	1,258.5	28.9	41.4	12.5	1,196.3	24.8	40.1	15.2	1,240.9	51.8	66.3	14.4
Stocks 株式	164.9	27.3	39.1	11.7	162.1	22.9	37.4	14.5	196.9	49.1	62.3	13.2
Bonds 債券	918.6	1.6	1.9	0.2	855.7	1.7	2.1	0.3	850.6	2.1	2.8	0.7
Others その他	175.0	(0.0)	0.3	0.4	178.4	0.0	0.4	0.4	193.2	0.6	1.0	0.4

(Unit: Billion of yen) (Unit: Billion of yen)

	December 31 2004				September 30 2004				Mar. 31 2004 (Reference)			
	Book Value 帳簿価額	Gains or Losses from Valuation 含み損益			Book Value 帳簿価額	Gains or Losses from Valuation 含み損益			Book Value 帳簿価額	Gains or Losses from Valuation 含み損益		
			Gains うち益	Losses うち損			Gains うち益	Losses うち損			Gains うち益	Losses うち損
Bonds held to Maturity 満期保有目的の債券	27.8	(0.0)	0.0	0.1	11.6	(0.0)	0.0	0.0	13.2	(0.0)	0.0	0.1

5. Derivative transactions（Non-consolidated）

(1)Interest related transactions

(Unit: Billion of yen)

	Transaction Type 種類	December 31 2004			September 30 2004			Mar. 31 2004 (Reference)		
		Contract Amount 契約額等	Market Value 時価	Gains or losses from Valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from Valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益
Market 取引所	Futures 金利先物	115.0	(0.0)	(0.0)	44.8	(0.0)	(0.0)	0.0	(0.0)	(0.0)
OTC 店頭	Interest rate swaps 金利ｽﾜｯﾌﾟ	2,446.9	1.4	2.9	2,143.5	1.6	3.1	1,582.0	1.7	5.3
	Others その他	90.1	(0.1)	1.1	87.2	(0.1)	1.1	94.7	(0.1)	1.0
Total 合計				4.1			4.2			6.3

(2)Currency related transactions

(Unit: Billion of yen)

	Transaction Type 種類	December 31 2004			September 30 2004			Mar. 31 2004 (Reference)		
		Contract Amount 契約額等	Market Value 時価	Gains or Losses from valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益
OTC 店頭	Currency swaps 通貨ｽﾜｯﾌﾟ	223.2	0.3	0.3	152.2	(0.1)	(0.1)	102.8	(0.6)	(0.6)
	Forward contract 為替予約	43.6	0.1	0.1	32.9	(0.0)	(0.0)	39.1	0.0	0.0
	Currency options 通貨ｵﾌﾟｼｮﾝ	15.4	0.0	0.0	12.8	0.0	0.0	11.7	0.0	0.0
Total 合計				0.5			(0.1)			(0.5)

(3)Stocks related transactions

Not Applicable

(4)Bonds related transactions

(Unit: Billion of yen)

	Transaction Type 種類	December 31 2004			September 30 2004			Mar. 31 2004 (Reference)		
		Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益
Market 取引所	Bonds futures 債券先物	25.0	0.0	0.0	9.7	(0.0)	(0.0)	6.5	0.0	0.0
	Bonds futures option 債券先物ｵﾌﾟｼｮﾝ	13.0	(0.0)	0.0	—	—	—	3.0	(0.0)	(0.0)
OTC 店頭	Bond OTC option 債券店頭ｵﾌﾟｼｮﾝ	100.0	1.3	0.0	—	—	—	—	—	—
Total 合計				0.0			(0.0)			0.0

(5)Commodity related transactions

Not Applicable

(6)Credit derivative transactions

Not Applicable

6. Domestic deposits/Domestic loans and bills discounted（Non-consolidated）

(Unit: Billion of yen)

	December 31 2004	December 31 2003	Sep.30 2004 (Reference)
Deposits (individuals) 国内個人預金	7,032.3	6,921.8	6,820.1
Of which liquidity deposit うち流動性預金	4,141.2	3,873.7	3,903.5
Of which term deposit うち定期性預金	2,828.1	2,983.5	2,856.1
Deposits(corporation) 国内法人預金	1,710.0	1,707.8	1,716.0
Deposits(others) 国内その他預金	217.4	238.7	266.0
Total 国内預金合計	8,959.7	8,868.4	8,802.1

	December 31 2004	December 31 2003	Sep.30 2004 (Reference)
Loans and bills discounted 国内貸出金	7,845.8	7,759.9	7,510.2

February 28, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.

Representative: Chairman, President and CEO Sadaaki Hirasawa

(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice of Repurchase of Stock (Repurchase of stock under Article 211—3, paragraph 1, item 2 of the Commercial Code)

The Bank has adopted a resolution to repurchase stock under Article 211—3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of this day (February 28, 2005) and we hereby inform you.

1. Reason for repurchasing stock
   In order to carry out a flexible capital policy corresponding to changes in the business environment

2. Details of Repurchase

(1) Type of stock to be repurchased	Common stock
(2) Total number of stocks to be repurchased	14,000,000 shares (upper limit) (Ratio to the total number of outstanding common stock: 0.99%)
(3) Total value of stocks to be repurchased	¥10 billion (upper limit)
(4) Schedule of repurchase of stock	From February 28, 2005 to March 24, 2005

(Reference) Possession of common stock as of January 31, 2005

Total number of outstanding common stock (excluding treasury stock)	1,418,760,999 shares
Number of stocks repurchased	1,145,055 shares

February 28, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice of Repurchase of Stock through ToSTNeT-2

The Bank has adopted a resolution to repurchase of stock under Article 211—3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of this day (February 28, 2005) and we hereby inform you.

1. Method of Repurchase

The Bank will consign purchase at a closing price of ¥644 as of this day (February 28, 2005) through ToSTNeT-2 (at closing price of trading) of the Tokyo Stock Exchange at 8:45 a.m. as of March 1, 2005 (no change to other trading system or trading time shall be made). The purchase order will be valid only at the trading time mentioned above.

2. Details of Repurchase

(1) Type of stock to be repurchased — Common stock
(2) Total number of stocks to be repurchased — 14,000,000 shares (upper limit)

(Note 1) Number of stocks shall not be changed. In this connection, part or all of the repurchase may not be made due to market condition.

(Note 2) Repurchase shall be made to the extent that sell orders match buy orders.

3. Announcement of Repurchase Result

The repurchase result shall be announced after the completion of trading time at 8:45 a.m. as of March 1, 2005.

(Reference)

1. Details of resolution of the board of directors concerning repurchase of stock (announced as of February 28, 2005)

    - Type of stock to be repurchased: Common stock
    - Total number of stocks to be repurchased: 14,000,000 shares (upper limit)
    - Total value of stocks to be repurchased: ¥10 billion (upper limit)

2. Total number of stocks repurchased after the date of adoption of the resolution of the board of directors

    - Number of stocks repurchased : None

March 1, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.

Representative: Chairman, President and CEO Sadaaki Hirasawa

(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice regarding results of Repurchase of Stock through ToSTNeT-2

The Bank hereby announces the results of the repurchase of stock, (announced as of February 28,2005).

1. Reason for repurchasing stock
   In order to carry out a flexible capital policy corresponding to changes in the business environment
2. Type of stock to be repurchased — Common stock
3. Total number of stocks repurchased — ¥7,676,000 shares
4. Repurchase price — ¥644.00 per share
5. Total value of stock to be repurchased — ¥4,943,344,000
6. Date of repurchase — March 1, 2005
7. Method of repurchase — Purchase through ToSTNeT-2 (closing price orders)

(Reference)

1. Details of resolution of the board of directors concerning repurchase of stock (announced as of February 28, 2005)
   - Type of stock to be repurchased — Common stock

・Total number of stocks to be repurchased 14,000,000 shares (upper limit)

・Total repurchase value of shares ¥10 billion (upper limit)

2. Total number of stock repurchased after the date of adoption of the resolution of the board of directors

・Total number of stocks repurchased 7,676,000 shares

・Total repurchase value of shares ¥4,943,344,000